New issue announcement, Orbital Moves American Depository Shares to the OTC Bulletin Board
Perth, Australia Orbital Engine Corporation Limited today announced that it intends to move the trading of its American Depository Shares ADSs in the United States to the OTC Bulletin Board OTCB, following the decision of the New York Stock Exchange NYSE to no longer provide trading for the ADSs, from 1st July 2004.

There is no change to the Companys listing on the Australian
Stock Exchange ASX.

The Chief Executive Officer of Orbital, Mr Peter Cook commented The NYSE decision has been made on the basis of Orbitals relatively small size. We are simply too small to meet the NYSEs internal requirements of market capitalisation and shareholders equity. The NYSE has no concern over any matters of corporate governance, underlying trading, prospects or reporting. Our paramount objective has been to provide an alternative, effective and seamless trading market for our American ADS holders.

Orbital has been operating for the last eighteen months with the NYSE, under a plan to meet their listing requirements.
Despite progress, these have not been totally met within the required time frame.

Despite the excellent relationship we have with the NYSE, the increased regulatory environment has created a complexity and cost in being dual listed on both the ASX and the NYSE, that is not justifiable for such a small company. Other companies, most much larger than ourselves, have seen the need to take this step. However, our underlying commercial prospects are not changed by this decision and the improved financial position we have recently reported continues to add value for Orbitals shareholders, Mr. Cook added.

For any US shareholder, the process for buying or selling Orbitals ADSs remains unchanged, simply by advising their normal stock broker of their requirements. There is no need to deal directly with OTCBB, although quotations for securities can be obtained from its web site. Susquehanna Specialists Inc will be Orbitals initial market maker on the OTCBB and the Bank of New York will continue to administer Orbitals ADS facility. Both organisations have had a long association with Orbitals securities in the USA. For those holders of ADSs who may be unfamiliar with the OTCBB, it is a NASDAQ operated quotation service for securities not listed on a US national exchange. Further information can be obtained from the OTCBB web site at www.otcbb.com or from Orbitals web site at www.orbeng.com


Outlook

In February 2004 Orbital announced a AUD2.1 million profit for the half year ended 31 December 2003, including a foreign exchange gain of AUD0.8 million and indicated that the 2nd half would deliver a similar result, excluding any foreign exchange impact.

Orbital expects to report a result for the year ending 30 June 2004 in the range of AUD3.0 million to AUD3.4 million. The forecast includes a second half year to date foreign exchange loss of AUD0.5 million, due to the strengthening US dollar.

Excluding foreign exchange the 2nd half result will exceed the 1st half highlighting Orbitals improved financial performance. Orbital remains in a strong cash position. Cash on hand at 30 June is expected to be approximately AUD12.0 million, also consistent with previous advice to the market.

Forward Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this press release to reflect events or circumstances after the date of this release.



ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668